Delisting Determination,The Nasdaq Stock Market, LLC,
April 8, 2016, Ability, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the warrant of Ability, Inc.
(the Company), effective at the opening of the trading session on April 18, 2016. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2.
The Company was notified of the Staffs
determination on March 21, 2016.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on March 31, 2016.